DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com
September 29, 2016
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
USA
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant, Office of Healthcare and Insurance

Re:    Arbutus Biopharma Corp.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 9, 2016
Form 8-K dated August 4, 2016
Filed August 5, 2016
File No. 001-34949

Dear Sirs and Mesdames:

On behalf of our client, Arbutus Biopharma Corp. (the "Company"), and pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations thereunder, reference is made to the Staff's letter to the Company, dated September 19, 2016 (the "Comment Letter"), in respect of the above noted filings.
As a result of the time that it will take the Company to gather the necessary information and prepare its response to the Comment Letter, the Company currently expects that it will be in a position to respond to the Comment Letter on or before October 15, 2016.
If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (604) 630-5199.
Yours truly,
/s/ Daniel M. Miller
Daniel M. Miller
cc: Bruce G. Cousins
        Arbutus Biopharma Corp.